FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of DECEMBER, 2005

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Oromin Explorations Ltd. News Release Dated December 12, 2005.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: January 6, 2006

By:    “James G. Stewart”

          James G. Stewart

Its:       Secretary

(Title)

January 6, 2006

SECURITIES AND EXCHANGE COMMISSION

         VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“James G. Stewart”

per:

James G. Stewart,

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Miller Thomson, Attn:  Mr. Rupert Legge

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Fax: (604) 331-8773
December 12, 2005	Trading Symbol: TSX Venture – OLE Web Site: www.oromin.com

OROMIN SET TO BEGIN 10,000 METRES OF DRILLING AT SABODALA

______________________________________________________________________________________________

HIGHLIGHTS

•

MECHANISED TRENCHING RESULTS AT GOLOUMA SHOW EXCELLENT CONTINUITY AND GRADE

•

70 – 200 METRE ALTERATION ZONES EXPOSED AT SABODALA SOUTH

•

TWO DRILLS MOBILISED TO SITE

•

$6 MILLION FINANCING ARRANGED

______________________________________________________________________________________________

Oromin Explorations Ltd. (TSX-V:OLE) is pleased to provide an update for its Sabodala Property in eastern Sénégal.

Oromin has received assays from the six excavator trenches (TrX-01 to TrX-06) completed at the western portion of the extensive Golouma geochemical anomaly (currently measuring 1.5 by 3.0 kilometres in dimension).  Oromin’s initial six excavator trenches were located across a 400 metre strike length, a portion of which Oromin had previously sampled with three shallow hand-trenches, (OLE-01 to OLE-03).  The following table provides the results from both sampling phases:

Trench #	Sample Interval (metres)	Width (metres)	Gold (g/t)*
OLE-01	15-33.5 incl. 15-24.5	18.5 + incl. 9.5	2.96 4.50
OLE-03	8-13.5 incl. 9-11	5.5 incl. 2.0	30.22 68.59
TrX-01	9-11	2.0	1.50
TrX-02	39-59 incl. 40-44 incl. 50-59 102-105	20.0 4.0 9.0 3.0	1.73 3.49 2.10 4.31
TrX-03	16-18	2.0	6.04
TrX-04	19-35 incl. 25-30	16.0 5.0	7.08 13.60
TrX-05	27-30 77-78	3.0 1.0	1.17 4.42
TrX-06	22-26 incl. 22-24 44-50	4.0 2.0 6.0	49.95 99.26 18.71

* weighted average values utilising a 0.50 g/t gold cut-off.

The foregoing results confirm the previous hand trench sampling results and, more importantly, indicate along-trend continuity and the presence of additional mineralised zones beyond the limited area initially sampled.  The Golouma West area is one of Oromin’s priority drill targets for the upcoming program to begin in early 2006.

In addition to the Golouma West area, Oromin has priority drill targets adjacent to the southern boundary of the Sabodala Exploitation Concession owned by Mineral Deposits Limited (“MDL”) where broad coincident geochemical and geophysical anomalies extend for a minimum of two kilometres southward on Oromin’s concession.  Six recently completed excavator trenches completed on two parallel target zones at Niakafiri (formerly known as Sabodala South) have displayed 70 – 200 metre wide intervals of favourable-looking alteration, veining and structure where previous soil sampling returned results of up to 9.1 g/t gold.  Assay results are pending for these trenches and will be released once the entire batch is available.  These anomalous zones lie immediately on-trend of the Niakifiri and Sabodala gold deposits recently evaluated as part of MDL’s ongoing minimum 64,000 metre drilling program that forms a part of MDL’s bankable feasibility work underway on the adjacent concession.

Soil sampling, ground geophysics and excavator trenching also continue to refine and enhance additional drilling targets within the extensive Golouma geochemical anomaly, in preparation for the minimum 10,000-metre 2006 drilling program.  Oromin is continuing its regional, reconnaissance-scale prospecting and geochemical sampling at one and two kilometre intervals across the concession.  This work has identified additional areas of geological interest and has generated an encouraging ground geophysical response over the limited area surveyed.  Geochemical results are pending for the regional sampling program.  Thus far, ten of the proposed twenty sample lines have been completed over a 16 kilometre north-south distance.

The four containers shipped from Canada have arrived, cleared customs and been delivered to Oromin’s exploration camp at the Sabodala Property.  Oromin’s camp will include a complete sample preparation laboratory and two recently completed water wells to supply camp and drilling requirements.  All drill components have been unloaded from the shipping containers and both drills re-assembled in preparation for initiating Oromin’s drilling exploration program in mid-January 2006.

Gerald McArthur P.Geo., a “qualified person” for the purposes of National Instrument 43-101 has verified the data disclosed in this news release.

Oromin is also pleased to report that it has, subject to regulatory approval, arranged a series of loans to generate proceeds of $5,000,000 in order to fund the upcoming drilling at Sabodala.  The loans will bear interest at the rate of 9% per annum, compounded monthly and are repayable in full, including interest, on or before the second anniversary of the date on which the loans are advanced, but can be prepaid, along with accrued interest, by Oromin at any time before maturity without penalty.  The loans are convertible into units of Oromin at price of $0.85 per unit; each unit shall consist of one common share of Oromin and one half of a non-transferable share purchase warrant, each whole entitling the purchase of an additional share of Oromin at a price of $1.20 per share for a period of two years following the date of conversion of the loans.  After four months following the closing date and until the expiry date of the warrants, if the closing price of Oromin’s shares equals or exceeds $2.40 for fifteen consecutive trading days, Oromin may, within thirty days of such fifteen consecutive trading day period, provide notice compelling the exercise of the warrants within thirty days of such notice.

Oromin has also arranged, subject to regulatory approval, a non-brokered private placement of 1,250,000 units of Oromin at price of $0.85 per unit; each unit shall consist of one common share of Oromin and one half of a non-transferable share purchase warrant, each whole entitling the purchase of an additional share of Oromin at a price of $1.20 per share for a period of two years following the date of closing.  After four months following the closing date and until the expiry date of the warrants, if the closing price of Oromin’s shares equals or exceeds $2.40 for fifteen consecutive trading days, Oromin may, within thirty days of such fifteen consecutive trading day period, provide notice compelling the exercise of the warrants within thirty days of such notice.  A finders fee is payable on a portion of this placement.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE), visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE